

SEC\ 09059589 /IMISSION

Washington, ~~~~~

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/08 _____ AND ENDING _____ 12/31/08 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REEF RESOURCES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D.NO.

140 LAKESIDE AVENUE

SEATTLE   WA   98122
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW MYERS   (206) 686-6669
                                                           (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN, LLP
                    (Name – if individual, state last, first, middle name)
601 UNION ST, STE 2300   SEATTLE   WA   98101
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06.02)

OATH OR AFFIRMATION

I, <u>ANDREW MYERS</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>REEF RESOURCES, LLC</u>, as of <u>DECEMBER 31</u>, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JAMES C. EDRIS
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
MARCH 19, 2011

_____
Notary Public

_____
Signature

PRINCIPAL
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member
Reef Resources, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Reef Resources, LLC as of December 31, 2008, and the related statements of income, changes in Member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reef Resources, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 12, 2009

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

An independent member firm of
MOORE STEPHENS
INTERNATIONAL LIMITED

REEF RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$	82,500
Prepaid expenses		86
	$	82,586

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	2,213
Member's equity		80,373
	$	82,586

See Notes to Financial Statements

4

REEF RESOURCES, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2008

Revenue		
Fee income	$	191,016
Expenses		
Local taxes		6,011
Professional fees		4,754
Regulatory fees		1,006
License and permits		149
Bank charges		26
		11,946
Net income	$	**179,070**

REEF RESOURCES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2008

Balance, December 31, 2007	$	240,431
Net income		179,070
Member distributions		(339,128)
Balance, December 31, 2008	$	80,373

REEF RESOURCES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash Flows from Operating Activities		
Net income	$	179,070
Adjustments to reconcile net income to net cash flows from operating activities		
Change in operating assets and liabilities		
Accounts receivable		124,435
Accounts payable		(625)
Net cash flows from operating activities		302,880
Cash Flows from Financing Activity		
Member distributions		(339,128)
Decrease in cash		**(36,248)**
Cash, beginning of year		118,748
Cash, end of year	$	82,500

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Reef Resources, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company's offices are located in Seattle. The Company locates investors for other companies and refers customers to other companies. Fees associated with locating investors for companies are recognized as funds are raised. Fees associated with customer referral services are recognized as the referred customers pay for services to the company where they have been referred.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested.

All of the fee income was earned from two companies in 2008.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in banks. On occasion the Company has deposits in excess of federally insured limits.

Accounts Receivable

The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that would be written off are charged against the allowance. At December 31, 2008, there were no accounts receivable.

Income Taxes

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction and credit are passed through to its member owner.

Note 2. Related Party Transactions

The Company has an expense sharing agreement with its member owner whereby the member owner pays for the majority of the Company's general and administrative expenses, including occupancy and payroll expenses. Due to limited activity in 2008, there were no charges to the Company under this agreement in 2008.

The expense sharing agreement also states the member owner will pay certain expenses for the Company (filing fees and direct operating expenses) for which it will be reimbursed. The Company did not owe the member owner any amounts under this arrangement at December 31, 2008.

Note 3. Subsequent Events

The Company anticipates making distributions to its owner member within the next six months; however, the amount had not been determined at December 31, 2008.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2008, the required minimum net capital was $5,000. The Company had computed net capital of $80,287 at December 31, 2008, which was in excess of the required net capital level by $75,287. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

10

SUPPLEMENTARY INFORMATION

REEF RESOURCES, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2008

COMPUTATION OF NET CAPITAL

Members' equity	$	80,373
Deductions		
Prepaid expenses		(86)
Net capital		80,287
Minimum net capital		5,000
Excess net capital	$	75,287

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and total aggregate indebtedness	$	2,213

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		3%
Ratio of aggregate indebtedness to net capital		0.03 to 1

Reef Resources, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

REEF RESOURCES, LLC

SCHEDULE II – RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED
FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2008

Net capital per the Company's unaudited Focus Report, Part IIA, and	$	13,165
Adjustments due to audit		
Decrease in accounts receivable (unallowable) for cash already received		68,033
Increase in professional fees		(911)
Net capital as audited	$	80,287

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Reef Resources, LLC
Seattle, Washington

In planning and performing our audit of the financial statements of Reef Resources, LLC ("the Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

An independent member firm of

MOORE STEPHENS

INTERNATIONAL LIMITED



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Patison Sulli LLP

February 12, 2009

REEF RESOURCES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008

C O N T E N T S